VNU

06014269

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SEC MAIL PROCESSING
RECEIVED
JUN 0 9 2006
WASH., D.C. 185

Date	June 1, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated :

May 31, 2006 **VNU AND VALCON PROVIDE UPDATE ON THE TENDER PROCESS**

With kind regards,
VNU bv

Marianne Damad

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

dlw 6/12

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99

ADR file nr 82-2876

VNU

AlpInvest The Blackstone Group THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC KKR THL PARTNERS

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

VNU AND VALCON PROVIDE UPDATE ON THE TENDER PROCESS

- **More than 90% of VNU's share capital now tendered or committed**
- **11.95% of the ordinary share capital of VNU tendered since the start of the post-acceptance period**
- **Shares being tendered on a daily basis**
- **Post-acceptance period remains open until 9 June 2006**

Haarlem, The Netherlands, 31 May 2006

VNU N.V. ("VNU") and Valcon Acquisition B.V. ("Valcon") hereby jointly announce that an additional 30,884,434 Ordinary Shares, representing 11.95% of the outstanding and issued ordinary share capital of VNU and an additional 450 Preferred Shares, representing 0.3% of the outstanding and issued 7% preferred share capital of VNU have been tendered under the Offer since the start of the post-acceptance period.

These Shares, together with the shares tendered or committed under or in connection with the Offer during the initial acceptance period that ended on 19 May 2006, represent over 90% of the total outstanding and issued share capital of VNU. These percentages do not take into account Shares held by VNU and its subsidiaries.

The additional Shares have been tendered on a daily and continuous basis since the start of the post-acceptance period and Valcon and VNU expect that additional Shares will be tendered for acceptance during the remainder of the post-acceptance period, which expires at 15:00 hours, Amsterdam time (09:00 hours, New York time) on 9 June 2006. Valcon thereupon intends to implement its previously announced intention to de-list VNU using one or more of the legal alternatives available to it to do so.

This announcement is a public announcement as meant within section 9b paragraph 1 of the Bte 1995. Any capitalized terms used but not defined in this announcement shall have the same meaning as ascribed to them in the Offer Memorandum.

Further Information

Further information can be obtained at the following addresses:

VNU contacts

Press	Will Thoretz	+ 1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium press contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4800 (New York)
M: Communications	Hugh Morrison	+44 20 7153 1534 (London)
Investor Voice	Anne Louise van Lynden van Sandenburg	+31 (0) 6 543 155 49 (The Netherlands)